SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 11, 2004

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

1. Press Release of November 10, 2004 – Results for the nine months ended October 1, 2004 (IFRS)

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Results for the nine months to 1 October 2004 (IFRS)

Continued progress in difficult conditions

HIGHLIGHTS FOR THE NINE MONTHS

•                  Volume of 1,085 million unit cases, 4% ahead of 2003,

•                  EBITDA* of €613 million, 10% ahead of 2003,

•                  Operating profit (EBIT) of €301 million, 12% ahead of 2003, and 18% ahead of 2003 excluding the subsequent recognition of pre-acquisition tax losses,

•                  Strong improvement in earnings to a net profit of €178 million from a net profit of €133 million in 2003, a 34% improvement,

•                  Cash flow generated from operating activities less capital expenditure of €168 million versus €134 million for the comparable period in 2003.

THIRD QUARTER HIGHLIGHTS

•                  Volume of 402 million unit cases, 2% ahead of 2003, cycling 10% growth in the third quarter of 2003,

•                  EBITDA* of €249 million, 6% ahead of 2003,

•                  Operating profit (EBIT) of €142 million, 6% ahead of 2003, and 9% ahead of 2003 excluding the subsequent recognition of pre-acquisition tax losses,

•                  Continued focus on earnings with net profit growing to €93 million from a net profit of €84 million in 2003, a 10% improvement.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

‘Coca-Cola HBC performed well in difficult conditions to deliver these positive results. Despite softness volume growth, which was caused by external factors in many of our territories, margins were improved across the group as a result of successful pricing and mix initiatives and our commitment to effective cost management. We continue to invest for growth and value, critically review our manufacturing infrastructure and at the same time focus on generating strong cash flows.

As always, it is the strength of our volume to value business model and the operational discipline of management across our business, which enable us to generate such positive results in  challenging market conditions. We are well positioned to achieve our guidance for the full year 2004.’

10 November 2004

*                 We consider EBITDA as a key measure of performance. We calculate EBITDA as  operating profit plus depreciation, amortisation and other non-cash items.

Coca-Cola HBC (‘CCHBC’) is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). CCHBC also prepares financial information under accounting principles generally accepted in the US (‘US GAAP’), which are available on our website: www.coca-colahbc.com

INQUIRIES:

Company contacts: Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3308 e-mail: melina.androutsopoulou@cchbc.com

Theodoros Varelas Investor Relations Associate	Tel: +30 210 618 3181 e-mail: theodoros.varelas@cchbc.com

Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European press contact: FD Greece Alastair Hetherington	Tel: +30 210 725 8194 e-mail: alastair.hetherington@fd.com

US press contact: FD US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months to 1 October 2004 (IFRS)

Overview

Coca-Cola HBC (CCHBC) delivered solid earnings growth and margin improvement in both the third quarter and the first nine months of 2004, driven primarily by strong pricing, improving mix and continued cost reduction initiatives. Of particular note was the performance of our key emerging market segment, where Russia and Romania delivered both strong volume and real margin improvement.

Difficult conditions in developing and established markets were partially offset by a strong performance, across all product categories, of CCHBC’s emerging markets. Overall, volume growth for the group was 4% in the first nine months of 2004. Excluding the impact of four extra shipping days in January 2004, volume growth for the nine months was 3%. Furthermore, excluding the contribution of the acquired Römerquelle and Multivita water businesses in 2003, volume growth was approximately 1%.

During the third quarter of 2004, trading was impacted by a number of short-term external factors: continued challenges in the EU accession countries, a decrease in the number of tourists visiting Greece and Italy, and adverse weather conditions. Additionally, the comparable quarter of 2003 was a strong one. CCHBC’s underlying business remained strong nevertheless, as demonstrated by the credible volume growth and strong margin expansion achieved in these conditions, and we continue to focus our efforts around solid execution of our strategy.

We continued to expand the beverage offerings within our portfolio of both carbonated soft drinks and non carbonated soft drinks during the third quarter of 2004. Some of the most important initiatives were new water flavours in Russia under the Bonaqua umbrella, flavour extensions of Cappy in Romania, and the promotional launch of Powerade Gold in Northern Ireland and the Republic of Ireland. In CSDs, Fanta Grape extended its reach in Poland and the Baltic countries, and Sprite Zero was rolled out in the Republic of Ireland. Importantly, we achieved improvements across all our segments in product/channel/packaging mix, despite adverse weather, as strong market execution extended our penetration of more profitable channels and sales of higher margin single serve packages continued to grow.

CCHBC’s continued focus on controlling operating costs, supply chain initiatives and investments in sales and marketing, contributed to the strong margin improvements at the gross profit and EBITDA levels.

EBITDA in the first nine months grew by 10% and by 6% in the third quarter, against the same periods in 2003. Römerquelle and Multivita contributed 1% to the group’s EBITDA for the first nine months and for the third quarter of 2004.

Net profit continued to grow strongly during the first nine months of 2004, reaching €178 million, up 34% from a net profit of €133 million in the same period of 2003.

Furthermore, cash flow generated from operating activities less capital expenditure strengthened substantially to €168 million compared to €134 million in the first nine months of 2003.

Operational Review by Reporting Segments

	Volume (million unit cases)				EBITDA (€ million)
Nine months	2004	2003	% Change	% Change	2004	2003	% Change
	Reported			Excluding extra days	Reported

Established Markets	439.6	430.1	+2%	+1%	322.7	302.0	+7%

Developing Markets	204.2	212.3	-4%	-5%	92.0	88.1	+4%

Emerging Markets	440.8	399.0	+10%	+9%	198.3	168.9	+17%

Coca-Cola HBC	1,084.6	1,041.4	+4%	+3%	613.0	559.0	+10%

	Volume (million unit cases)				EBITDA (€ million)
3rd Quarter	2004	2003	% Change	% Change	2004	2003	% Change
	Reported			Excluding extra days	Reported

Established Markets	153.2	156.9	-2%	n/a	119.6	120.4	-1%

Developing Markets	79.7	84.2	-5%	n/a	40.6	41.4	-2%

Emerging Markets	169.1	153.3	+10%	n/a	88.3	72.6	+22%

Coca-Cola HBC	402.0	394.4	+2%	n/a	248.5	234.4	+6%

Established markets

Volume

Unit case volume was 440 million in the first nine months of 2004, 2% above prior year and 153 million for the third quarter, 2% below prior year. The established markets segment delivered 12% volume growth in the third quarter of 2003 as particularly warm weather last summer drove up sales, creating a tough comparator. In contrast, in the third quarter of 2004, two of our largest markets, Greece and Italy, were impacted by lower tourism levels in the high selling summer season. However, our execution in both countries remained strong. In Greece, local activation around the Athens 2004 Olympics was a significant success and in Italy, we improved our volume and value share across most of our product categories in the face of a difficult operating environment.

EBITDA

Established markets contributed €323 million to the group’s EBITDA for the first nine months of 2004, 7% above prior year and €120 million for the third quarter, 1% below prior year. Third quarter EBITDA growth in 2003 was 20% for the reasons outlined above. EBITDA grew faster than volume in both periods under review as a result of the increasing strength of our market execution and our focus on profitable growth.

Developing markets

Volume

Unit case volume was 204 million for the first nine months of 2004, 4% below prior year and 80 million for the third quarter, 5% below prior year. The combination of macro-related challenges from the EU accession of eight of our countries and adverse weather conditions continued to have a negative impact in this segment. Volume in Hungary and the Baltic countries was also negatively impacted by the widened price gap between our products and local brands against a backdrop of economic uncertainty. Positively, Poland outperformed the segment in both periods under review driven by strong execution in our packaging, mix and pricing strategy.

EBITDA

Developing markets contributed €92 million to the group’s EBITDA for the first nine months, 4% above prior year, and €41 million for the quarter, 2% below prior year. The EBITDA decline in this segment was impacted by higher raw material costs, primarily sugar, as well as increased promotional activity in Hungary and the Baltic countries to draw consumers back into the franchise.

Emerging markets

Volume

Unit case volume was 441 million for the first nine months of 2004 and 169 million for the third quarter, 10% above prior year for both periods. Russia achieved double-digit growth in both periods under review, benefiting from our continued cold drink equipment placements, new product launches and average summer weather conditions compared to particularly poor weather in the summer of 2003. Romania performed very well in the third quarter with high single-digit growth driven by strong market execution during the important summer months and strong performance of its water business. Nigeria grew volume by low double digits in the third quarter benefiting from the continuous roll out of our pre-selling initiative, cold drink availability, and product diversification.

EBITDA

Emerging markets contributed €198 million to the group’s EBITDA for the first nine months of 2004, 17% above prior year, and €88 million for the third quarter, 22% above prior year. EBIDTA margins improved strongly in the emerging markets segment in the third quarter of 2004 with Russia and Romania being key drivers of the profitability growth.

Group Financial Review

	Third quarter			Nine months
	2004	2003	% Change	2004	2003	% Change
	€ million	€ million		€ million	€ million

Volume in unit cases (in millions)	402.0	394.4	+2%	1,084.6	1,041.4	+4%

Net sales revenue	1,226.8	1,198.9	+2%	3,299.3	3,151.9	+5%

Cost of goods sold	(716.9)	(705.6)	+2%	(1,938.5)	(1,887.4)	+3%

Gross profit	509.9	493.3	+3%	1,360.8	1,264.5	+8%

Total operating expenses	(368.4)	(359.2)	+3%	(1,060.2)	(995.9)	+6%

Operating profit (EBIT)	141.5	134.1	+6%	300.6	268.6	+12%

EBITDA	248.5	234.4	+6%	613.0	559.0	+10%

Net profit	93.1	84.3	+10%	178.1	132.7	+34%

Basic and diluted EPS (in euro)	0.39	0.36	+10%	0.75	0.56	+34%

Net sales revenue

Net sales revenue for the first nine months of 2004 increased by approximately 5% versus 2003. Excluding the impact of the foreign currency translation, net sales revenue for the first nine months of 2004 increased by approximately 6%. Importantly, our revenue management initiatives led to price/mix realisation of 2% for CSDs as well as non-CSDs, on a currency neutral basis.

Net sales revenue for the third quarter on a currency neutral basis increased by 3% (2% reported).

Cost of goods sold

The average cost of goods sold per unit case for the first nine months of 2004 decreased to €1.79 in 2004 from €1.81 in 2003. The decrease was principally driven by the continuing positive impact of lower euro cost for US dollar denominated commodities and the implementation of certain supply chain and infrastructure improvements.

Gross profit

In the first nine months of 2004, gross profit margin increased to 41.2% compared to 40.1% for the same period of 2003. This margin improvement resulted from increased selling prices and positive mix along with generally lower cost of goods sold, as discussed above.

Operating expenses

Total operating expenses for the first nine months of 2004 represented 32% of net sales revenue in line with the same period in 2003. Excluding the impact of subsequent recognition of pre-acquisition tax losses and amortisation of intangible assets, our operating expenses per unit case were €0.88 in the first nine months of 2004 versus €0.87 for the comparable period in the prior year. This primarily reflects our strategy of increasing our investment in our sales force. Administration expenses on a per unit case basis fell by 5% in the nine months.

Operating profit (EBIT)

Operating profit grew to €301 million in the first nine months of 2004 versus an operating profit of €269 million in the first nine months of 2003. Excluding the impact of subsequent recognition of pre-acquisition tax losses our operating profit in the first nine months of 2004 increased to €325 million, an 18% improvement over 2003.

Taxation

Our effective tax rate for the nine months (excluding the amortisation of, and adjustments to, intangible assets), was approximately 25% versus 29% for the same period last year. This rate is calculated before any tax credit is recognised for the utilisation of previously unrecognised accumulated tax assets. The reduction in the effective tax rate between years is due to the decrease in the value of net deferred tax liabilities of the group, which is principally attributable to announced tax rate reductions in specific countries where CCHBC operates.

The effective tax rate for the group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across our territories.

Net profit

The net result for the group in the first nine months of 2004 improved by €45 million, or 34%, to a net profit of €178 million compared to the first nine months of 2003. This improvement reflects the growth in operating profit and lower effective tax rate versus the first nine months of last year.

Cash flow

During the first nine months of 2004 cash flow generated from operating activities rose 4% to €431 million versus €414 million in 2003. After deducting capital expenditure, there was  strong positive free cash flow of approximately €168 million versus €134 million in the first nine months of 2003.

Capital Expenditure

Capital expenditure was approximately €263 million for the first nine months of 2004 as CCHBC continues to focus investments on the growth areas of our business.  Cold drink equipment placements have been a very successful part of our strategy. Additionally, we continue to strategically invest in production equipment and capacity in the fast growing single serve packages as well as new technologies for the non-CSDs.

Successful Completion of €500 Million Debt Offering

On 12 July 2004, we successfully completed a €500 million bond issue. The issue was completed off our Euro Medium Term Note Programme and has a term of seven years. On the same date, we also announced a successful tender offer for €322 million of the outstanding debt under our €625 million 5.25% Eurobond which matures in June 2006. Proceeds from the new Eurobond offering were used to finance the tender offer and to partially pre-fund the maturity of our €300 million Eurobond in December 2004.

Settlement of EU competition investigation

Over the past five years, the Directorate General for Competition of the European Commission has been conducting an investigation into various commercial practices of The Coca-Cola Company and certain Coca-Cola Bottlers in Austria, Belgium, Denmark, Germany and Great Britain regarding possible abuse of a dominant position.

In the last few months, together with The Coca-Cola Company and other Coca-Cola Bottlers, we, and the Commission have conducted a dialogue to identify and address the commercial practices understood to be under review by the Commission. As a part of this dialogue, we recently submitted draft proposals incorporating undertakings that address all such practices in the European Union. On 19 October 2004, the European Commission announced that it has accepted this undertaking as a basis for terminating its investigation. The Commission also advised that it intends to formalise the undertaking as a legally binding commitment. The undertaking will potentially apply in 27 European countries, covering all channels of distribution where The Coca-Cola Company-branded CSDs account for over 40% of national sales and twice the nearest competitor’s share.

Modernisation and production efficiencies

In line with our strategy to grow and increase the competitiveness and efficiency of our operations, we continuously review opportunities to consolidate our manufacturing network through the rationalisation of sites, relocation of manufacturing lines, and streamlining of warehouses. Such initiatives are currently focused on the Republic of Ireland and Northern Ireland, Bulgaria, Greece, and other markets and are expected to support the growth of our business as well as yield significant operating efficiency benefits in future years. The specific timing of these initiatives and their resulting benefits will vary by country, however, as a result of this strategy, we will incur a one time pre-tax charge for various restructuring costs in the range of €55 - €65 million. This charge will largely impact the fourth quarter of the current year, and these costs will be reported separately in the full year results.

2004 Full Year Outlook

We continue to be confident in achieving our previously communicated full year 2004 financial goals, excluding restructuring costs and charges related to the recognition of pre-acquisition deferred tax assets, as follows:

•                  Volume growth of approximately 5%,

•                  EBITDA growth of slightly below 10%,

•                  EBIT growth of approximately 25%,

•                  Net profit of approximately €150 million.

We anticipate the effective tax rate, (excluding the amortisation of, and adjustments to, intangible assets) to be approximately 27% for the full year 2004. This is lower than our previous estimate of 29% due to expected decrease in the value of our deferred tax liabilities. This decrease includes the impact of announced tax rate reductions (effective 2005) on the deferred tax assets and liabilities in Austria and Romania as projected for 31 December 2004.

Return on Invested Capital is expected to improve by over 125 basis points, in line with our previous guidance. We are continuing to review our Weighted Average Cost of Capital, which we currently estimate to be in the range of 9.0-9.5%, and we continue to expect our ROIC to exceed WACC during 2005.

Conference Call

CCHBC will host a conference call with financial analysts to discuss results for the first nine months of 2004 on 10 November 2004 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Interested parties can access the live, audio webcast of the call through CCHBC’s website (www.coca-colahbc.com).

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, budgets, projected levels of consumption and production, projected costs, future taxation, the impact of our restructuring efforts, the impact of restructuring efforts, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Condensed consolidated income statements (unaudited)

	Note	Three months to 1 October 2004	Three months to 26 September 2003
		€ million	€ million

Net sales revenue	3	1,226.8	1,198.9
Cost of goods sold		(716.9)	(705.6)

Gross profit		509.9	493.3

Operating expenses		(333.2)	(327.1
Amortisation of, and other adjustments to, intangible assets	4	(35.2)	(32.1)
Total operating expenses		(368.4)	(359.2)

Operating profit (EBIT)	3	141.5	134.1

Finance costs	5	(21.5)	(8.1)
Other income	6	0.1	0.5

Profit before taxation		120.1	126.5

Taxation	7	(22.6)	(39.2)

Profit after taxation		97.5	87.3

Minority interests		(4.4)	(3.0)

Net profit		93.1	84.3

Basic & diluted earnings per share (euro)	8	0.39	0.36

Volume (million unit cases)	3	402.0	394.4

EBITDA (€ million)	3	248.5	234.4

	Note	Nine months to 1 October 2004	Nine months to 26 September 2003
		€ million	€ million

Net sales revenue	3	3,299.3	3,151.9
Cost of goods sold		(1,938.5)	(1,887.4)

Gross profit		1,360.8	1,264.5

Operating expenses		(957.4)	(904.9)
Amortisation of, and other adjustments to, intangible assets	4	(102.8)	(91.0)
Total operating expenses		(1,060.2)	(995.9)

Operating profit (EBIT)	3	300.6	268.6

Finance costs	5	(45.6)	(36.0)
Other income	6	0.6	1.6

Profit before taxation		255.6	234.2

Taxation	7	(66.2)	(89.1)

Profit after taxation		189.4	145.1

Minority interests		(11.3)	(12.4

Net profit		178.1	132.7

Basic & diluted earnings per share (euros)	8	0.75	0.56

Volume (million unit cases)	3	1,084.6	1,041.4

EBITDA (€ million)	3	613.0	559.0

Condensed consolidated balance sheets (unaudited)

	Note	As at 1 October 2004	As at 26 September 2003	As at 31 December 2003
		€ million	€ million	€ million
Assets

Intangible assets	9	1,700.9	1,762.1	1,805.2
Property, plant and equipment	9	2,121.4	2,040.7	2,000.2
Other non-current assets		56.0	29.7	29.5

Total non-current assets		3,878.3	3,832.5	3,834.9

Inventories		342.5	337.5	298.9
Trade and other receivables		728.5	812.2	695.1
Cash and cash equivalents	10	284.4	935.6	39.4

Total current assets		1,355.4	2,085.3	1,033.4

Total assets		5,233.7	5,917.8	4,868.3

Liabilities

Short-term borrowings	10	379.5	516.2	397.3
Other current liabilities		891.0	892.8	840.2

Total current liabilities		1,270.5	1,409.0	1,237.5

Long-term borrowings	10	1,515.6	1,780.0	1,325.4
Other non-current liabilities		283.4	209.5	316.1

Total non-current liabilities		1,799.0	1,989.5	1,641.5

Shareholders’ equity		2,075.9	2,436.3	1,908.9
Minority interests		88.3	83.0	80.4

Total equity		2,164.2	2,519.3	1,989.3

Total equity and liabilities		5,233.7	5,917.8	4,868.3

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months to 1 October 2004 (IFRS)

Condensed consolidated cash flow statements (unaudited)

	Note	Nine months to 1 October 2004	Nine months to 26 September 2003	Year ended 31 December 2003
		€ million	€ million	€ million

Operating profit		300.6	268.6	257.6
Depreciation of property, plant and equipment	9	209.6	199.4	279.5
Amortisation of intangible assets	4	78.2	84.4	112.8
Other non-cash items	4	24.6	6.6	14.8
		613.0	559.0	664.7

(Gain) loss on disposal of non-current assets		(5.8)	5.5	8.1
Increase in inventories		(37.2)	(42.8)	(2.2)
(Increase) decrease in trade and other receivables		(90.7)	(119.9)	28.0
Increase in trade payables and other liabilities		30.6	67.0	21.4
Taxation paid		(79.0)	(55.3)	(76.2)
Cash flow generated from operating activities		430.9	413.5	643.8

Investing activities:
Payment for purchase of property, plant and equipment		(263.4)	(279.7)	(350.9)
Receipts from disposal of property, plant and equipment		7.6	7.6	15.0
Net proceeds from sale investments and other assets		14.2	6.4	7.1
Net payments for acquisition of subsidiaries		(2.1)	(59.8)	(141.4)
Net cash used in investing activities		(243.7)	(325.5)	(470.2)

Financing activities:
Return of capital to shareholders		(0.4)	—	(472.9)
Expenses relating to return of capital to shareholders		—	—	(5.8)
Proceeds from issue of shares to employees		—	—	3.4
Net increase in borrowings		155.3	833.1	340.7
Net interest paid		(46.2)	(39.9)	(46.6)
Net dividend paid to group shareholders and minority interests		(52.9)	(50.4)	(50.4)
Net cash from financing activities		55.8	742.8	(231.6)

Increase (decrease) in cash and cash equivalents		243.0	830.8	(58.0)

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		39.4	105.5	105.5
Increase (decrease) in cash and cash equivalents		243.0	830.8	(58.0)
Effect of changes in exchange rates		2.0	(0.7)	(8.1)

Cash and cash equivalents		284.4	935.6	39.4

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months to 1 October 2004 (IFRS)

Condensed consolidated statements of movements in shareholders’ equity (unaudited)

	1 October 2004	26 September 2003	31 December 2003
	€ million	€ million	€ million

Balance as at 1 January	1,908.9	2,443.0	2,443.0
Net profit	178.1	132.7	115.0
Foreign currency translation	41.2	(94.7)	(131.8)
Gains (losses) on cash flow hedges recognised in equity (net of applicable income taxes of: 2004: €0.0, 2003 Sept:€0.2m, 2003 Dec:€0.4m)	(4.0)	0.8	3.9
Gains on cash flow hedges reclassified from equity to carrying amount of hedged assets and liabilities (net of applicable income taxes of 2003 Dec: €0.7m)	—	—	(1.1)
Gains on cash flow hedges reclassified from equity and reported in net profit (net of applicable income taxes of: 2004:€0.0m, 2003 Dec: €0.4m)	(1.1)	—	(0.9)
Return of capital to shareholders	—	—	(473.3)
Expenses relating to return of capital to shareholders (net of applicable income taxes of 2003: €2.1m)	—	—	(4.0)
Shares issued to employees exercising stock options	—	—	3.4
Dividends	(47.4)	(45.0)	(45.0)
Movement in shares held for equity compensation plan	0.2	(0.5)	(0.3)
Closing balance	2,075.9	2,436.3	1,908.9

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months to 1 October 2004 (IFRS)

Notes to the condensed consolidated financial statements (unaudited)

1.         Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2003.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated financial statements have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’ and should be read in conjunction with the 2003 annual financial statements, which include a full description of the group’s accounting policies.

2.         Exchange rates

For Coca-Cola HBC (‘CCHBC’), we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the CCHBC group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average		Closing
	Year to September		1 October 2004	31 December 2003
	2004	2003
US dollar	1.22	1.11	1.23	1.26
UK sterling	0.67	0.69	0.68	0.70
Polish zloty	4.62	4.33	4.38	4.65
Nigerian naira	163.30	142.10	163.51	172.70
Hungarian forint	252.28	252.29	246.30	260.90
Swiss franc	1.55	1.51	1.55	1.56
Russian rouble	35.27	34.36	36.03	37.13

3.         Segmental analysis

The group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The group operates in 26 countries, and its financial results are reported in the following segments.

Established markets:

Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets:

Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets:

Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

	Volume in unit cases	Net sales revenue	EBITDA	EBIT
	million	€ million	€ million	€ million
Established markets
3 months to 1 October 2004	153.2	611.4	119.6	63.2
3 months to 26 September 2003	156.9	621.2	120.4	68.9
9 months to 1 October 2004	439.6	1,755.7	322.7	157.3
9 months to 26 September 2003	430.1	1,704.3	302.0	155.1
12 months to 31 December 2003	552.8	2,189.5	363.6	149.3

Developing markets
3 months to 1 October 2004	79.7	229.3	40.6	22.1
3 months to 26 September 2003	84.2	226.9	41.4	23.1
9 months to 1 October 2004	204.2	562.5	92.0	37.1
9 months to 26 September 2003	212.3	556.3	88.1	32.7
12 months to 31 December 2003	276.4	712.7	96.9	22.6

Emerging markets
3 months to 1 October 2004	169.1	386.2	88.3	56.2
3 months to 26 September 2003	153.3	350.8	72.6	42.1
9 months to 1 October 2004	440.8	981.1	198.3	106.2
9 months to 26 September 2003	399.0	891.3	168.9	80.8
12 months to 31 December 2003	530.1	1,161.5	204.2	85.7

Total CCHBC
3 months to 1 October 2004	402.0	1,226.8	248.5	141.5
3 months to 26 September 2003	394.4	1,198.9	234.4	134.1
9 months to 1 October 2004	1084.6	3,299.3	613.0	300.6
9 months to 26 September 2003	1,041.4	3,151.9	559.0	268.6
12 months to 31 December 2003	1,359.3	4,063.7	664.7	257.6

4.         Amortisation of, and adjustments to, intangible assets

During the first nine months, CCHBC recognised deferred tax assets that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, ‘Income Taxes’, when deferred tax assets have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €24.6 million has been recorded in operating expense and a deferred tax credit of €24.6 million included within taxation on the income statement.

	Nine months to 1 October 2004	Nine months to 26 September 2003
	€ million	€ million

Amortisation of intangible assets	78.2	84.4
Recognition of pre-acquisition deferred tax assets through goodwill	24.6	6.6
Total amortisation of, and adjustments to intangible assets	102.8	91.0

	Three months to 1 October 2004	Three months to 26 September 2003
	€ million	€ million

Amortisation of intangible assets	25.9	27.9
Recognition of pre-acquisition deferred tax assets through goodwill	9.3	4.2
Total amortisation of, and adjustments to intangible assets	35.2	32.1

5.         Finance costs

	Nine months to 1 October 2004	Nine months to 26 September 2003
	€ million	€ million

Interest expense	50.6	44.8
Net foreign exchange translation (gains) losses	(0.6)	0.1
Fair value losses (gains) on interest rate swaps	0.1	(2.6)
Interest income	(4.5)	(6.3)
Total finance costs	45.6	36.0

	Three months to 1 October 2004	Three months to 26 September 2003
	€ million	€ million

Interest expense	21.1	13.3
Net foreign exchange translation losses (gains)	1.3	(0.5)
Fair value losses (gains) on interest rate swaps	0.1	(0.4)
Interest income	(1.0)	(4.3)
Total finance costs	21.5	8.1

6.         Other income

	Nine months to 1 October 2004	Nine months to 26 September 2003
	€ million	€ million

Unrealised gains on available-for-sale investments	0.2	—
Share of results of associates	0.4	1.6
Total other income	0.6	1.6

	Three months to 1 October 2004	Three months to 26 September 2003
	€ million	€ million

Unrealised gains on available-for-sale investments	0.1	—
Share of results of associates	—	0.5
Total other income	0.1	0.5

7.         Taxation

The effective tax rate for the group differs from the Greek statutory rate of 35% as a consequence of a number of factors, the most significant of which are the non-deductibility of expenses, principally the amortisation of intangible assets, and the fact that the tax rates in the countries in which the group operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the group range from 0%-37%.

A best estimate of the expected full year weighted average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which are not necessarily referable to the current year’s operations.

We anticipate the effective tax rate, (excluding the amortisation of, and other adjustments to, intangible assets) will be approximately 27% for the full year 2004. This rate is calculated before any tax credit is recognised for the utilisation of previously unrecognised accumulated tax benefits. This effective rate of 27% for the year 2004 is lower than our previous estimate of 29% due to the expected decrease in the value of our deferred tax liabilities. This decrease includes the impact of announced tax rate reductions (effective 2005) on the deferred tax assets and liabilities in Austria and Romania as projected for 31 December 2004.

8.         Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of shares in issue during the period (2004: 236,925,277 and 2003: 236,668,596 shares).

9.         Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ milion	€ milion

Opening net book value as at 1 January 2004	2,000.2	1,805.2
Additions	290.1	—
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(24.6)
Arising on current year acquisitions	6.5	(3.1)
Disposals	(4.8)	(5.8)
Depreciation / amortisation	(209.6)	(78.2)
Foreign exchange differences	39.0	7.4
Closing net book value as at 1 October 2004	2,121.4	1,700.9

10.       Net debt

	As at 1 October 2004	As at 31 December 2003
	€ million	€ million

Long-term borrowings	1,515.6	1,325.4
Short-term borrowings	379.5	397.3
Cash and cash equivalents	(284.4)	(39.4)
Net debt	1,610.7	1,683.3

On 12 July 2004, we successfully completed a €500 million bond issue. The issue was completed off our Euro Medium Term Note Programme and has a term of seven years. On the same date, we also announced a successful tender offer for €322 million of the outstanding debt under our €625 million 5.25% Eurobond which matures in June 2006. Proceeds from the new Eurobond offering were used to finance the tender offer and to partially pre-fund the maturity of our €300 million Eurobond in December 2004.

11.       Dividends

A dividend of €0.20 per share (totalling €47.4 million) for the year ended 31 December 2003 was approved at the Annual General Meeting on 11 June 2004 and paid to shareholders of the group beginning 21 June 2004.

12.       Contingencies

There have been no significant changes in contingencies since 31 December 2003 (as described in the 2003 Annual Report) except for the below.

Over the past five years, the Directorate General for Competition of the European Commission has been conducting an investigation into various commercial practices of The Coca-Cola Company and certain Coca-Cola Bottlers in Austria, Belgium, Denmark, Germany and Great Britain regarding possible abuse of a dominant position.

In the last few months, together with The Coca-Cola Company and other Coca-Cola Bottlers, we and the Commission have conducted a dialogue to identify and address the commercial practices understood to be under review by the Commission. As a part of this dialogue, we recently submitted draft proposals incorporating undertakings that address all such practices in the European Union. On 19 October 2004, the European Commission announced that it has accepted this undertaking as a basis for terminating its investigation. The Commission also advised that it intends to formalise the undertaking as a legally binding commitment. The undertaking will potentially apply in 27 European countries, covering all channels of distribution where The Coca-Cola Company-branded carbonated soft drinks account for over 40% of national sales and twice the nearest competitor’s share.

13.       Recent acquisitions

a)                                      Multivita sp. z.o.o.

On 2 October 2003, we completed the joint acquisition with TCCC of 100% of the shares of Multivita sp. z o.o., the Polish mineral water company. Total consideration for the acquisition was €21.0 million (excluding costs), of which CCHBC’s share was €10.5 million. The acquisition included a production facility at Tylicz and the mineral water brand Multivita.

b)                                     Römerquelle GmbH

On 5 December 2003, we completed the acquisition of 100% of the Austrian mineral water company Römerquelle GmbH. The acquisition involved production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle. Total consideration for the acquisition was €63.3 million (excluding costs), with the assumption of debt of an additional €6.4 million.

c)                                      Tsakiris S.A.

On 30 December 2003, we completed the acquisition of 100% of the shares of the Greek potato chip company, Tsakiris S.A. from Plias S.A. Plias S.A. is related to CCHBC by way of some common shareholdings. The acquisition involved a production facility in Atalanti and the brands Tsakiris and City. Cash consideration was €6.2 million (excluding costs), with the assumption of debt of an additional €9.3 million.

d)                                     Gotalka

On 28 January 2004, we completed the acquisition of the Croatian mineral water company Gotalka d.o.o. The acquisition includes a production facility at Budinscina and the mineral water brand Bistra. Total consideration for the acquisition was €7.2 million (excluding costs).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: November 11, 2004